82-48607

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

04 MAR -3 AM 7:21

04010251

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	1 March 2004
Pages: Including cover page	7.

SUPPL

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

P.P [signature]

Robyn Fry
General Counsel & Company Secretary

dlw 3/4

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

1 March 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/03/2004

TIME: 09:24:26

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Receives second $US3m pre=clinical milestone payment

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Nicky Haw

From: ASX.Online@asx.com.au
Sent: Monday, 1 March 2004 9:24
To: rfry@amrad.com.au; nhaw@amrad.com.au
Subject: AML - ASX Online e-Lodgement - Confirmation of Release

119094.pdf (139 KB)

ASX confirms the release to the market of Doc ID: 119094 as follows: Release Time: 01-Mar-2004 09:24:23 ASX Code: AML File Name: 119094.pdf Your Announcement Title: AMRAD RECEIVES SECOND $US3M PRE-CLINICAL MILESTONE PAYMENT

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

MERCK SHARP & DOHME
Merck Sharp & Dohme (Australia) Pty Limited
54 - 68 Ferndell Street South Granville NSW 2142

News release

1 March 2004

AMRAD RECEIVES SECOND $US3M PRE-CLINICAL MILESTONE PAYMENT FROM MERCK & CO., INC FOR POTENTIAL ASTHMA TREATMENT

Australian biotechnology company Amrad Corporation Ltd (ASX:AML) today announced it had received the second US$3 million milestone payment from global pharmaceutical company Merck & Co., Inc.

The payment, following the milestone payment received in November 2003, reflects the rapid progress in the Company's collaboration to research new asthma therapies. It brings to US$11 million, Merck's total payments to Amrad since June last year. The deal is potentially worth US$112 million to Amrad, plus royalties.

Amrad CEO Dr Pete Smith said the Company's achievement of this second preclinical milestone was "further confirmation of the rapid progress made by Amrad's scientists."

"Reaching this milestone demonstrates our expertise and capacity to deliver key outcomes crucial to the drug development process. It shows Amrad's scientific and commercial strategy is on the right track," Dr Smith said.

Under the agreement Amrad and Merck are collaborating to investigate drug candidates, with Merck solely responsible for all clinical development and marketing.

Merck Sharp & Dohme (Australia) Managing Director Will Delaat congratulated Amrad's scientists for achieving the latest milestone deliverable to support the Merck development program. "We are very pleased with the momentum this project is gaining. It gives us great hope we can progress out of the laboratory and into the clinic," Mr Delaat said.

"There is a huge demand for improved treatments for asthma. There are many millions of asthma sufferers around the world being treated inadequately with current therapies. Our collaboration with Amrad is very important and as the payment shows it is moving forward rapidly and well," he said.

About Amrad

Amrad Corporation Limited is an Australian drug discovery and development based biotechnology company. Amrad's in-house R&D expertise is focused on priority projects in the areas of cytokine biology especially in the fields of inflammatory diseases, such as rheumatoid arthritis and asthma, as well as cancer. Amrad has considerable intellectual property in this area covering targets such as VEGF-B, GM-CSFR, IL-13R and LIF. In October 2003 Amrad announced its intention to spin out its antiviral programs. Further information about projects in drug discovery and development can be found at www.amrad.com.au.

About Merck Sharp & Dohme (Australia)

Merck Sharp & Dohme is the subsidiary of global research-based pharmaceutical company Merck & Co., Inc. Operating in Australia for more than 50 years, Merck Sharp & Dohme is among Australia's top 40 firms investing in research and development. The Amrad asthma collaboration builds on other significant collaborations between Merck Sharp & Dohme and Australian researchers, including a vaccine now in final clinical trials that offers hope in the fight against cervical cancer. Further information on Merck Sharp & Dohme can be found at www.msd-australia.com.au

Contacts

Bob Moses, Chairman, Amrad – 0412 211 018 / (03) 9208 4000

Pete Smith, Chief Executive Officer, Amrad – (03) 9208 4108

Jane Paterson, Merck Sharp & Dohme (Australia) - (02) 9795 9601 / 0414 795 207